TROUTMAN SANDERS LLP

ATTORNEYS AT LAW
222 Central Park Avenue
Suite 2000
VIRGINIA BEACH, VIRGINIA 23462
www.troutmansanders.com
TELEPHONE : 757-687-7500
FACSIMILE : 757-687-7510

Thomas M. Rose	Direct Dial: 757-687-7715
Thomas.Rose@troutmansanders.com	Direct Fax: 757-687-1529

August 31, 2006

Mr. Owen Pinkerton
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549

Re:	Carbiz, Inc. (“Carbiz” or the “Company”)
Registration Statement on Form SB-2
Amendment No. 4 filed September 1, 2006
Registration No. 333-129408

Dear Mr. Pinkerton:

          On behalf of Carbiz, set forth herein are Carbiz’s responses to the comments contained in the comment letter of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) dated August 18, 2006, with respect to Amendment No. 3 to the Form SB-2 filed with the Commission on August 11, 2006. Attached hereto as Exhibit A, is a clean version of the updated Amendment No. 4 to the Form SB-2 (the “Form SB-2 Amendment”).

          Courtesy copies of this letter and clean and marked versions of the Form SB-2 Amendment have been sent to the Staff’s examiners via courier. The marked copy of the Form SB-2 Amendment indicates the changes from Amendment No. 3 to the Form SB-2 as previously filed with the Commission.

          All responses provided herein are based solely on information provided by the Carbiz.

          For your convenience, we have reprinted the Staff’s written comments below prior to Carbiz’s responses.

SEC COMMENT:

AUDITED FINANCIAL STATEMENTS

NOTE 11 – CONVERTIBLE DEBENTURE, PAGE 17 OF 31

ATLANTA • HONG KONG • LONDON • NEW YORK • NORFOLK • RALEIGH
RICHMOND • TYSONS CORNER • VIRGINIA BEACH • WASHINGTON, D.C.

TROUTMAN SANDERS LLP
ATTORNEYS AT LAW

Mr. Owen Pinkerton
August 31, 2006

1.

We note your response to our previous comment two. Given the common shares underlying the warrants are included in the securities being registered, the offer and sale of the underlying securities are registered at the time of effectiveness. As a result, it appears you will be required to file timely updates to this registration statement and deliver a current prospectus at the time such warrants are exercised consistent with the terms outlined in your Investors’ Rights Agreement. In this regard, it appears that pursuant to the guidance in paragraphs 14-18 of EITF 00-19 you may be required to account for the warrants as liabilities marked to fair value each period through the income statement. Paragraph 14 of EITF 00-19 states that if the contract allows the company to net-share or physically settle the contract only by delivering registered shares, it is assumed that the company will be required to net-cash settle the contract, and as a result liability classification will be required. Paragraph 17 of EITF 00-19 states that if the contract requires physical or net-share settlement by delivery of registered shares and does not specify any circumstances under which net-cash settlement is permitted or required, and the contract does not specify how the contract would be settled in the event that the company is unable to deliver registered shares, then net cash settlement is assumed if the company is unable to deliver registered shares (because it is unlikely that nonperformance would be an acceptance alternative). Please tell us how you have considered the guidance in paragraphs 14-18 of EITF 00-19 in your proposed accounting for your warrants as equity.

CARBIZ’S RESPONSE:

In order to determine whether the warrants issued after the Form SB-2 registration statement is declared effective will be classified as a liability or within equity, Carbiz reviewed EITF 00-19 as it applies to the warrants as freestanding derivative financial instruments as defined in paragraphs 3 and 4. Further, Carbiz has reviewed the additional requirements for classification as equity in paragraphs 12-33.

Paragraph 14 states that if the contract only allows the company to net-share or physically settle the contract only by delivering registered shares, it is assumed that the company will be required to net-cash settle the contract, and as such, the contract must be classified as an asset or liability.

Paragraph 17 further states that if the contract does not specify how the contract would be settled in the event that the company is unable to deliver registered shares, the net-cash settlement is assumed if the company is unable to deliver registered shares, and again, as such, the contract must be classified as an asset or liability.

While the Investors’ Rights Agreement dated as of October 6, 2004 by and among Carbiz

TROUTMAN SANDERS LLP
ATTORNEYS AT LAW

Mr. Owen Pinkerton
August 31, 2006

and certain investors (the “2004 Investors’ Rights Agreement”) and the Investors’ Rights Agreement dated as of October 6, 2005 by and among Carbiz and certain investors executed as part of the warrant contracts do allow for the issuance of unregistered shares, it does require that such shares be subsequently registered for resale with the Commission. Because Carbiz is contractually obligated to register the shares for resale following their issuance, and according to Paragraph 17, nonperformance would be an unacceptable alternative, it is the conclusion of Carbiz that the warrant contract requires settlement of the contract with registered shares, or assumed net-cash settlement under the definition of Paragraphs 14 and 17.

Based on this analysis, Carbiz believes that when the warrants are issued upon conversion, such securities will be classified as a liability. Carbiz has revised the pro forma balance sheet and Note 11 of the financial statements for the period ended January 31, 2006 contained in the Form SB-2 Amendment to reflect the treatment of the warrants as a liability at the time of conversion.

SEC COMMENT:

2.	Please reconcile the 865,186 additional warrants issued upon conversion as listed in the last paragraph on page 19 to the table on page 20 of your audited financial statements.

CARBIZ’S RESPONSE:

Carbiz has corrected the typographical error in the last paragraph on page 19 to reflect the correct amount of 946,155 as shown in the table on page 20.

***

          Thank you for your assistance in this matter. Carbiz welcomes the opportunity to discuss the foregoing points further and clarify any open questions you may have at your convenience. I can be reached at (757) 687-7715.

Sincerely,

/s/ Thomas M. Rose

Thomas M. Rose

cc:	Charito Mittelman, U.S. Securities and Exchange Commission (w/enclosures) Scott Reeves, TingleMerrett LLP (w/o enclosures) Carl Ritter, Carbiz Inc. (w/o enclosures)